MBDA completes acquisition of German missile company LFK

1 March 2006

The European missile systems company, MBDA, today announced that it has completed the acquisition of EADS' 81.25% shareholding in LFK-Lenkflugkörpersysteme GmbH ("LFK"), the German guided weapons company. MBDA already owned the remaining 18.75% shareholding in LFK. Completion follows clearances by the European Commission and by the German Ministry of Economy and Technology.

The transaction also included MBDA's acquisition of EADS' TDW and VM guided weapons and guided weapons subsystems businesses.

The total amount of the gross assets of LFK, TDW and VM amounted to €307 million on 31 December 2004.

The acquisition, announced by MBDA last year, was approved by the three shareholders of MBDA, EADS (37.5%), BAE Systems (37.5%) and Finmeccanica (25%).

Issued by
BAE Systems plc
London

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